Exhibit 99.2

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

VITRU LIMITED

dated as of October 24, 2023

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Exhibit A - Joinder Agreement

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This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of October 24, 2023 by and among Vitru Limited, a Cayman Islands exempted company (the “Issuer”), Mundi Holdings I, L.L.C., Mundi Holdings II, L.L.C. (collectively, “Carlyle SPX”), Vinci Capital Partners II, J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC (collectively, “Vinci”), Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”), DBOAT I Fundo de Investimento em Participações Multiestratégia (“23S Capital” and, together with Carlyle SPX, Vinci and Crescera the “Principal Investors” and each, a “Principal Investor”) and NB Verrocchio LP (“Neuberger” and, together with Carlyle SPX, Vinci, Crescera and 23S Capital, each, an “Investor” and collectively, the “Investors”), and any Person who becomes a party hereto pursuant to Section 10(e). Capitalized terms used herein shall have the meaning assigned to such terms in the text of this Agreement or in Section 1.

WHEREAS, the Issuer, Carlyle SPX, Vinci, Crescera and Neuberger are party to that certain Registration Rights Agreement, dated as of September 17, 2020, as amended and restated on November 10, 2022 (the “Original RRA”);

WHEREAS, Vinci and 23S Capital entered into that certain Share Purchase Agreement, dated as of August 25, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Share Purchase Agreement”), pursuant to which Vinci has agreed to sell, and 23S Capital has agreed to buy, certain common shares of the Issuer held by Vinci (the “23S Capital Investment”);

WHEREAS, in connection with the 23S Capital Investment, the Issuer, Carlyle SPX, Vinci, Crescera and Neuberger wish to amend the Original RRA to include 23S Capital as party, in its capacity as Principal Investor, as well as to grant certain rights to 23S Capital.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereafter set forth, the parties hereby agree that the Original RRA is hereby amended and restated in its entirety, as of and contingent upon the closing of the 23S Capital Investment, as follows:

AGREEMENT

1. Definitions and Interpretations.

(a) Definitions. As used in this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (including any investment fund the primary investment advisor to which is such Person or an Affiliate thereof); provided, that for purposes of this Agreement, no Holder shall be deemed an Affiliate of the Issuer or any of its Subsidiaries.

“Agreement” has the meaning given to such term in the Preamble, as the same may be amended, supplemented or restated from time to time.

“Automatic Shelf Registration Statement” has the meaning given to such term in Section 3(f)(iii).

“Board” means the Board of Directors of the Issuer.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.

“Common Shares” means any and all common shares, par value US$0.00005 per share, of the Issuer.

“control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Covered Person” has the meaning given to such term in Section 6(a).

“Demand Follow-Up Notice” has the meaning given to such term in Section 3(a).

“Demand Notice” has the meaning given to such term in Section 3(a).

“Demand Registration” has the meaning given to such term in Section 3(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Free Writing Prospectus” has the meaning given to such term in Section 4(a).

“Holdback Period” means, except as otherwise set forth in Section 10(b), in connection with a registered offering covered by this Agreement, ninety (90) days after and during the seven (7) days before, the effective date of the related Registration Statement or, in the case of a takedown from a Shelf Registration Statement that is a Shelf Underwritten Offering, ninety (90) days after the date of the Prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed seven (7) days) as the Issuer has given reasonable written notice to the holder of Registrable Securities; provided, however, that references in this definition to “ninety (90) days” shall be replaced with (i) “forty-five (45) days” for the second offering covered by this Agreement and (ii) “thirty (30) days” for the third and subsequent offerings covered by this Agreement; provided further, that notwithstanding this definition, a shorter period of time may be negotiated in the lock-up agreement for the Underwritten Offering if all Holders are subject to the same reduced lock-up period.

“Holder” means (i) any of the Investors, (ii) any other Person entitled to incidental or piggyback registration rights hereunder upon entering into a Joinder Agreement substantially in the form of Exhibit A hereto or (iii) any direct or indirect transferee of a Holder who has acquired Registrable Securities from a Holder and who has entered into a Joinder Agreement substantially in the form of Exhibit A hereto.

“Indemnified Party” has the meaning given to such term in Section 6(c).

“Indemnifying Party” has the meaning given to such term in Section 6(c).

“Indemnitors” has the meaning given to such term in Section 6(h).

“Inspector” has the meaning given to such term in Section 4(p).

“Investor” and “Investors” have the meaning given to such terms in the Preamble.

“Issuer” has the meaning given to such term in the Preamble.

“Losses” has the meaning given to such term in Section 6(a).

“Opt-Out Notice” has the meaning given to such term in Section 10(c).

“Parties” means the parties to this Agreement.

“Permitted Transferee” means, with respect to any Holder, (x) an Affiliate (other than any “portfolio company” described below) of such Holder, and (y) in the case of a Holder that is a partnership, limited liability company or any foreign equivalent thereof, any partner, member or foreign equivalent thereof of such Holder (provided that such Transfer is made in a pro rata distribution in accordance with the applicable partnership agreement, limited liability company agreement or foreign equivalent thereof, as the case may be); provided, however, that any such transferee shall agree in a writing in the form attached as Exhibit A hereto to be bound by and to comply with all applicable provisions of this Agreement; provided, further, however, that in no event shall (A) the Issuer or any of its Subsidiaries or (B) any “portfolio company” (as such term is customarily used among institutional investors) of any Holder or any entity controlled by a portfolio company of any Holder constitute a “Permitted Transferee”.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or any department or agency thereof or any other entity.

“Principal Investor” and “Principal Investors” have the meaning given to such terms in the Preamble.

“Prospectus” means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, relating to Registrable Securities, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Records” has the meaning given to such term in Section 4(p).

“Registrable Securities” means any Common Shares held by a Holder and any Common Shares issued or issuable, directly or indirectly, with respect to the Common Shares held by a Holder by way of exchange thereof or stock dividends, stock splits or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) they are disposed of pursuant to an effective Registration Statement under the Securities Act, (ii) they are sold to the public pursuant to Rule 144 (or other exemption from registration under the Securities Act), (iii) they shall have ceased to be outstanding, or (iv) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

“Registration Statement” means any registration statement of the Issuer filed with the SEC under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including any Prospectus, Free Writing Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 158” means Rule 158 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 163B” means Rule 163B under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 405” means Rule 405 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 415” means Rule 415 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 424” means Rule 424 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 430A” means Rule 430A under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 430B” means Rule 430B under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“Rule 433” means Rule 433 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Shelf Registration Statement” has the meaning given to such term in Section 3(f)(i).

“Shelf Underwritten Offering” has the meaning given to such term in Section 3(g).

“Short-Form Registration” has the meaning given to such term in Section 3(f)(i).

“Subsidiary” means (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by another entity, either directly or indirectly and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which an entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner.

“Suspension Event” has the meaning given to such term in Section 3(e).

“Take-Down Notice” has the meaning given to such term in Section 3(g).

“Testing-the-Waters Communication” has the meaning given to such term in Section 6(a).

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Common Shares beneficially owned by a Person or any interest in any Common Shares beneficially owned by a Person. In the event that any Holder that is a corporation, partnership, limited liability company or other legal entity (other than an individual, trust or estate) ceases to be, directly or indirectly, controlled by the Person controlling such Holder as of the date hereof or a Permitted Transferee thereof, such event shall be deemed to constitute a “Transfer” subject to the restrictions on Transfer contained or referenced herein; provided, however that, with respect to any Investor or any Affiliate thereof that is an investment fund, a change of control of the direct or indirect general partner or investment advisor of such investment fund shall not constitute a Transfer.

“Underwritten Offering” means an offering registered under the Securities Act in which Common Shares are sold to one or more underwriters for reoffering to the public.

“WKSI” has the meaning given to such term in Section 3(f)(iii).

(b) Interpretations. For purposes of this Agreement, unless otherwise noted:

(i) All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor laws, rules, regulations and forms thereto in effect at the time.

(ii) All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successor thereto.

(iii) All references to agreements and other contractual instruments shall be deemed to be references to such agreements or other instruments as they may be amended, waived, supplemented or modified from time to time.

(iv) All references to any amount of securities (including Registrable Securities) shall be deemed to be a reference to such amount measured on an as-converted or as-exercised basis.

2. Incidental Registrations.

(a) Right to Include Registrable Securities. If the Issuer determines to register its Common Shares under the Securities Act (other than pursuant to a Registration Statement filed by the Issuer on Form F-4 or S-8, or any successor or other forms promulgated for similar purposes or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan), whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, it will, at each such time, give prompt written notice to all Holders of Registrable Securities of its intention to do so and of such Holders’ rights under this Section 2. Upon the written request of any such Holder made within fifteen (15) days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method or methods of disposition thereof), the Issuer will use its reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities which the Issuer has been so requested to register by the Holders thereof; provided that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Issuer shall determine for any reason not to proceed with the proposed registration of the securities to be sold by it, the Issuer may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the expenses in connection therewith) without prejudice to the rights of the Holders to request that such registration be effected as a registration under Section 3, and (ii) if such registration involves an Underwritten Offering, all Holders of Registrable Securities requesting to be included in the Issuer’s registration must sell their Registrable Securities to the underwriters selected by the Issuer on the same terms and conditions as apply to the Issuer and the other Holders selling Registrable Securities in such Underwritten Offering, with such differences, including any with respect to indemnification, as may be customary or appropriate in combined primary and secondary offerings, provided, further that (x) no Holder shall be required to make any representations or warranties other than those related to title and ownership of, and power and authority to transfer, shares and as to the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Issuer or the managing underwriter(s) by such Person pertaining exclusively to such Holder and (y) no Holder shall be required to agree to any indemnification obligations on the part of such Holder that are greater than its obligations pursuant to Section 6 hereof. The Issuer shall not be required to maintain the effectiveness of the Registration Statement for a registration requested pursuant to this Section 2(a) beyond the earlier to occur of (i) 180 days after the effective date thereof and (ii) consummation of the distribution by the Holders of the Registrable Securities included in such Registration Statement. Any Holder of Registrable Securities who has elected to sell Registrable Securities in an offering pursuant to this Section 2 shall be permitted to withdraw from such registration by written notice to the Issuer at least two (2) business days prior to the anticipated pricing date.

(b) Priority in Incidental Registrations. The Issuer shall use reasonable efforts to cause the managing underwriter(s) of a proposed Underwritten Offering to permit Holders of Registrable Securities who have requested to include Registrable Securities in such offering to include in such offering all Registrable Securities so requested to be included on the same terms and conditions as any other shares of capital stock, if any, of the Issuer included in the offering. Notwithstanding the foregoing, if the managing underwriter(s) of such Underwritten Offering have informed the Issuer in writing that in its good faith opinion the total number or dollar amount of securities that such Holders and the Issuer intend to include in such offering is such as to likely have a material adverse effect on the timing, price or distribution of such offering, then there shall be included in such Underwritten Offering the number or dollar amount of Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without adversely affecting such offering, and such number of Registrable Securities shall be allocated as follows: (A) if such Underwritten Offering occurs prior to and including December 31, 2024, (i) first, all securities of the Issuer requested to be included by the Issuer in such registration; (ii) second, all securities of the Issuer requested to be included by each of Carlyle SPX, Vinci and Neuberger and their respective Affiliates, pro rata among such Holders on the basis of the percentage of Registrable Securities requested to be included in such registration by such Holders; (iii) third, all securities of the Issuer requested to be included by each of Crescera and 23S Capital and their respective Affiliates, pro rata among such Holders on the basis of the percentage of Registrable Securities requested to be included in such registration by such Holders; and (iv) fourth, all securities of the Issuer requested to be included by the Holders of Registrable Securities (other than any Investor and its Affiliates) requesting such registration, pro rata among such Holders on the basis of the percentage of the Registrable Securities requested to be included in such registration by such Holders; (B) if such Underwritten Offering occurs after December 31, 2024, (i) first, all securities of the Issuer requested to be included by the Issuer in such registration; (ii) second, all securities of the Issuer requested to be included by each of Carlyle SPX, Vinci, Crescera, 23S Capital and Neuberger and their respective Affiliates, pro rata among such Holders on the basis of the percentage of Registrable Securities requested to be included in such registration by such Holders; and (iii) third, all securities of the Issuer requested to be included by the Holders of Registrable Securities (other than any Investor and its Affiliates) requesting such registration, pro rata among such Holders on the basis of the percentage of the Registrable Securities requested to be included in such registration by such Holders.

3. Registration on Request.

(a) Request by the Demand Party. Subject to Section 3(d), each of the Principal Investors and its Affiliates that is a Holder of Registrable Securities shall have the right to require the Issuer to register, pursuant to the terms of this Agreement, under and in accordance with the provisions of the Securities Act, the number of Registrable Securities of such Holder and its Affiliates requested to be so registered pursuant to this Agreement, in each case by delivering written notice to the Issuer (any such written notice, a “Demand Notice” and any such registration, a “Demand Registration”). Subject to Section 3(d), following receipt of a Demand Notice for a Demand Registration in accordance with this Section 3(a), the Issuer shall use its reasonable best efforts to file a Registration Statement as promptly as practicable, but no later than within forty-five (45) days, and to cause such Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof.

No Demand Registration shall be deemed to have occurred for purposes of the first sentence of the preceding paragraph if (i) the Registration Statement relating thereto (x) does not become effective, (y) is not maintained effective for the period required pursuant to this Section 3, or (z) the offering of the Registrable Securities pursuant to such Registration Statement is subject to a stop order, injunction, or similar order or requirement of the SEC during such period, (ii) more than 90% of the Registrable Securities requested by the demanding Holder to be included in such registration are not so included pursuant to Section 3(b) or (iii) the conditions to closing specified in any underwriting agreement, purchase agreement or similar agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by such demanding Holder or its Affiliates) or otherwise waived by such demanding Holder.

Within five (5) Business Days after receipt by the Issuer of a Demand Notice in accordance with this Section 3(a), the Issuer shall give written notice (the “Demand Follow-Up Notice”) of such Demand Notice to all other Holders of Registrable Securities and shall, subject to the provisions of Section 3(b) hereof, include in such registration all Registrable Securities with respect to which the Issuer received written requests for inclusion therein within five (5) Business Days after such Demand Follow-Up Notice is given by the Issuer to such Holders.

All requests made pursuant to this Section 3 will specify the number of Registrable Securities to be registered and the intended method or methods of disposition thereof.

The Issuer shall be required to maintain the effectiveness of the Registration Statement with respect to any Demand Registration for a period of at least 180 days after the effective date thereof or such shorter period during which all Registrable Securities included in such Registration Statement have actually been sold; provided, however, that such period shall be extended for a period of time equal to the period the Holder of Registrable Securities refrains from selling any securities included in such Registration Statement at the request of the Issuer or an underwriter of the Issuer pursuant to the provisions of this Agreement.

(b) Priority on Demand Registration. If any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in an Underwritten Offering, and the managing underwriter(s), after consultation with external legal counsel and the Issuer, advise the Holders of such securities that in its good faith opinion the total number or dollar amount of Registrable Securities proposed to be sold in such offering (including, without limitation, securities proposed to be included by other Holders of securities entitled to include securities in such Registration Statement pursuant to incidental or piggyback registration rights) is such as to adversely affect the success of such offering, then there shall be included in such Underwritten Offering the number or dollar amount of Registrable Securities that in the good faith opinion of such managing underwriter(s) can be sold without adversely affecting such offering, and such number of Registrable Securities shall be allocated as follows:

(A) if such Underwritten Offering occurs prior to and including December 31, 2024:

(i) first, to each of Carlyle SPX, Vinci and Neuberger and their respective Affiliates requesting such registration (whether pursuant to a Demand Notice or pursuant to incidental or piggyback registration rights) pro rata among such Holders on the basis of the percentage of Registrable Securities requested to be included in such registration by such Holders, until with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration;

(ii) second, to each of Crescera and 23S Capital and their Affiliates requesting such registration (whether pursuant to a Demand Notice or pursuant to incidental or piggyback registration rights) pro rata among such Holders on the basis of the percentage of Registrable Securities requested to be included in such registration by such Holders, until with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration;

(iii) third, among the Holders of Registrable Securities (other than any Investor and its Affiliates) requesting such registration pursuant to incidental or piggyback registration rights, pro rata on the basis of the percentage of Registrable Securities requested to be included in such Registration Statement by such Holders, until, with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration; and

(iv) fourth, the securities for which inclusion in such Demand Registration was requested by the Issuer.

(B) if such Underwritten Offering occurs after December 31, 2024:

(i) first, to each of Carlyle SPX, Vinci, Crescera, 23S Capital and Neuberger and their respective Affiliates requesting such registration (whether pursuant to a Demand Notice or pursuant to incidental or piggyback registration rights) pro rata among such Holders on the basis of the percentage of Registrable Securities requested to be included in such registration by such Holders, until with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration;

(ii) second, among the Holders of Registrable Securities (other than any Investor and its Affiliates) requesting such registration pursuant to incidental or piggyback registration rights, pro rata on the basis of the percentage of Registrable Securities requested to be included in such Registration Statement by such Holders, until, with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration; and

(iii) third, the securities for which inclusion in such Demand Registration was requested by the Issuer.

(c) Cancellation of a Demand Registration. Each Holder that submitted a Demand Notice pursuant to a particular offering and the Holders of a majority of the Registrable Securities that are to be registered in a particular offering pursuant to this Section 3 shall have the right, prior to the effectiveness of the Registration Statement, to notify the Issuer that it or they, as the case may be, have determined that the Registration Statement be abandoned or withdrawn, in which event the Issuer shall abandon or withdraw such Registration Statement. Any Holder of Registrable Securities who has elected to sell Registrable Securities in an Underwritten Offering pursuant to this Section 3 (including the Holder who delivered the Demand Notice of such registration) shall be permitted to withdraw from such registration by written notice to the Issuer at least two (2) Business Days prior to the effective date of the Registration Statement filed in connection with such registration, or, in the case of an Underwritten Offering, at least two (2) Business Days prior to the anticipated pricing date.

(d) Limitations on Demand Registrations. The Principal Investors and their Affiliates shall, collectively, be entitled to initiate no more than four (4) Demand Registrations (other than Short-Form Registrations and shelf take-downs to effect a Shelf Underwritten Offering), provided that neither (1) Carlyle SPX or its Affiliates that are Holders of Registrable Securities, on the one hand, nor (2) Vinci or its Affiliates that are Holders of Registrable Securities, on the other hand, nor (3) Crescera or its Affiliates that are Holders of Registrable Securities, on the other hand, nor (4) 23S Capital or its Affiliates that are Holders of Registrable Securities, on the other hand, may request more than two (2) of such four (4) Demand Registrations, unless otherwise agreed to by Carlyle SPX, Vinci, Crescera and 23S Capital. With respect to each Demand Registration, the Registrable Securities requested to be registered pursuant to Section 3(a) (including, for the avoidance of doubt, the Registrable Securities requested to be registered in addition to the Registrable Securities of the demanding Holder) must represent the lesser of (i) an aggregate offering price of Registrable Securities that is reasonably expected to equal at least US$25,000,000 or (ii) all of the remaining Registrable Securities owned by the demanding Principal Investor and its Affiliates that are Holders of Registrable Securities.

(e) Postponements in Requested Registrations. If the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, with respect to a Demand Registration would require the Issuer to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Issuer (after consultation with external legal counsel) (i) would be required to be made in any Registration Statement so that such Registration Statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement and (iii) would reasonably be expected to have a material adverse effect on the Issuer or its business or on the Issuer’s ability to effect a bona fide material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction (collectively, “Suspension Events”), and the Issuer furnishes to the Holders a certificate signed by the Chief Executive Officer or any other senior executive officer of the Issuer stating such, then the Issuer may, upon giving prompt written notice of such action to the Holders participating in such registration, delay the filing or initial effectiveness (but not the preparation) of, or suspend use of, such Registration Statement; provided that (i) the Issuer shall be permitted to do so on only two (2) occasions in any 6-month period for a period not to exceed the earlier of (A) the termination of any such Suspension Event and (B) forty-five (45) days following notice of any such Suspension Event and (ii) the Issuer may not postpone or suspend for periods exceeding, in the aggregate, sixty (60) days during any 12-month period. In the event that the Issuer exercises its rights under the preceding sentence, such Holders agree to suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. Issuer covenants and agrees that it shall not deliver a suspension notice with respect to a suspension period unless all of Issuer’s employees, officers and directors who are subject to Issuer’s insider trading policy, and who are prohibited by the terms thereof from effecting any public sales of securities of Issuer beneficially owned by them, are so prohibited for the duration of such suspension period. If the Issuer so postpones the filing of a Prospectus or the effectiveness of a Registration Statement, the demanding Holder shall be entitled to withdraw such request and, if such request is withdrawn, such registration request shall not count for the purposes of the limitations set forth in Section 3(d). The Issuer shall promptly give the Holders requesting registration thereof pursuant to this Section 3 written notice of any postponement made in accordance with the preceding sentence.

(f) Short-Form Registrations.

(i) The Issuer shall use its reasonable best efforts to qualify for registration on Form F-3 or any comparable or successor form or forms or any similar short-form registration (a “Short-Form Registration”), and, if requested by any Investor or its Affiliates that are Holders of Registrable Securities and available to the Issuer, such Short-Form Registration shall be a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of, the Registrable Securities, pursuant to Rule 415 or otherwise (a “Shelf Registration Statement”). Each Principal Investor and its Affiliates that are Holders of Registrable Securities shall be entitled to request an unlimited number of Short-Form Registrations, if available to the Issuer, with respect to the Registrable Securities held by such requesting Holder and its Affiliates in addition to the other registration rights provided in Section 2 and this Section 3; provided, however, that the Principal Investors and their Affiliates that are Holders of Registrable Securities may not require the Issuer to effect more than three (3) Short-Form Registrations collectively in any 12-month period, if at least (A) one (1) such Short-Form Registration in such 12-month period was initiated by Carlyle SPX or its Affiliates that are Holders of Registrable Securities; (B) at least one (1) such Short-Form Registration in such 12-month period was initiated by Vinci or its Affiliates that are Holders of Registrable Securities; (C) at least one (1) such Short-Form Registration in such 12-month period was initiated by Crescera or its Affiliates that are Holders of Registrable Securities; or (D) at least one (1) such Short-Form Registration in such 12-month period was initiated by 23S Capital or its Affiliates that are Holders of Registrable Securities. In addition, Neuberger shall be entitled to request one (1) Short-Form Registration by means of a Shelf Registration Statement, if available to the Issuer, with respect to the Registrable Securities held by Neuberger and its Affiliates. If any Demand Registration is proposed by the demanding Holder to be a Short-Form Registration and an Underwritten Offering, and if the managing underwriter(s) shall advise the Issuer and the Holders that, in its good faith opinion, it is of material importance to the success of such proposed offering to file a registration statement on Form F-1 (or any successor or similar registration statement) or to include in such registration statement information not required to be included in a Short-Form Registration, then the Issuer shall file a registration statement on Form F-1 or supplement the Short-Form Registration as reasonably requested by such managing underwriter(s). No such registration nor any other Short-Form Registration shall count as a Demand Registration for purposes of calculating how many Demand Registrations the Principal Investors and their Affiliates have initiated pursuant to the provisions of Section 3.

(ii) Upon filing any Short-Form Registration, the Issuer shall use its reasonable best efforts to keep such Short-Form Registration effective with the SEC at all times and to re-file such Short-Form Registration upon its expiration, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Prospectus related to such Short-Form Registration as may be reasonably requested by any Investor or any of its Affiliates that is a Holder of Registrable Securities or as otherwise required, until such time as all Registrable Securities that could be sold in such Short-Form Registration have been sold or are no longer outstanding. To the extent that the Issuer becomes ineligible to use Form F-3, the Issuer shall file a “shelf” registration statement on Form F-1 not later than forty-five (45) days after the date of such ineligibility and use its reasonable best efforts to have such registration statement declared effective as promptly as practicable.

(iii) To the extent the Issuer is a well-known seasoned issuer (as defined in Rule 405) (a “WKSI”) at the time any Demand Notice for a Short-Form Registration is submitted to the Issuer and such Demand Notice requests that the Issuer file a Shelf Registration Statement, the Issuer shall file an automatic shelf registration statement (as defined in Rule 405) on Form F-3 (an “Automatic Shelf Registration Statement”) in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, which covers the number or class of Registrable Securities which are requested to be registered. If registering a number of Registrable Securities, the Issuer shall pay the registration fee for all Registrable Securities to be registered pursuant to an Automatic Shelf Registration Statement at the time of filing of the Automatic Shelf Registration Statement and shall not elect to pay any portion of the registration fee on a deferred basis. The Issuer shall use its reasonable best efforts to remain a WKSI (and not to become an ineligible issuer (as defined in Rule 405)) during the period during which any Automatic Shelf Registration Statement is effective. If at any time following the filing of an Automatic Shelf Registration Statement when the Issuer is required to re-evaluate its WKSI status the Issuer determines that it is not a WKSI, the Issuer shall use its reasonable best efforts to post-effectively amend the Automatic Shelf Registration Statement to a Shelf Registration

Statement on Form F-3 or file a new Shelf Registration Statement on Form F-3 or, if such form is not available, Form F-1, have such Shelf Registration Statement declared effective by the SEC and keep such Registration Statement effective during the period during which such Short-Form Registration is required to be kept effective in accordance with Section 3(f)(ii). To the extent that the Issuer is eligible to file an Automatic Shelf Registration Statement and a Principal Investor or any of its Affiliates that is a Holder of Registrable Securities notifies the Issuer that it wishes to engage in a block sale off of such an Automatic Shelf Registration Statement and the Issuer does not have an Automatic Shelf Registration Statement related to the Registrable Securities, the Issuer shall use its commercially reasonable efforts to file an Automatic Shelf Registration Statement within five (5) days of such notification by such Holder or such other period of time as agreed between such Holder and the Issuer to the extent that the five-day filing is impracticable.

(g) Shelf Take-Downs. At any time that a Shelf Registration Statement covering Registrable Securities is effective, if any Principal Investor or its Affiliates delivers a notice to the Issuer (a “Take-Down Notice”) stating that it intends to effect an Underwritten Offering of all or part of its Registrable Securities included by it on the shelf registration statement (a “Shelf Underwritten Offering”), then the Issuer shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering (taking into account the inclusion of Registrable Securities by any other Holders pursuant to Section 3(g)(i)). Any Principal Investor and its Affiliates that are Holders of Registrable Securities shall be entitled to request an unlimited number of shelf take-downs to effect a Shelf Underwritten Offering, if available to the Issuer, with respect to the Registrable Securities held by such requesting Holder and its Affiliates in addition to the other registration rights provided in Section 2 and this Section 3. In connection with any Shelf Underwritten Offering:

(i) the Issuer shall also deliver the Take-Down Notice to all other Holders with securities included on such shelf registration statement (which Take-Down Notice shall be held in confidence by such Holders until the offering is publicly disclosed) and permit each such Holder to include its Registrable Securities included on the shelf registration statement in the Shelf Underwritten Offering if such Holder notifies the proposing Holder and the Issuer within (x) three (3) Business Days after distribution or dissemination (including via e-mail, if available) of the Take-Down Notice to such Holder or (y) in the event that such Take-Down Notice is for a block sale (including a block sale off of a Shelf Registration Statement or an effective Automatic Shelf Registration Statement, or in connection with the registration of a Holder’s Registrable Securities under an Automatic Shelf Registration Statement for purposes of effectuating a block sale), two (2) Business Days after distribution or dissemination (including via e-mail, if available) of the Take-Down Notice to such Holder;

(ii) in the event that the underwriter advises such requesting Holder and the Issuer in its good faith opinion that the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to adversely affect the success of such offering (including, without limitation, adversely affect the per share offering price), then the underwriter may limit the number of shares which would otherwise be included in such take-down offering in the same manner as described in Section 3(b) with respect to a limitation of shares to be included in a registration; and

(iii) If at any time or from time to time, a Principal Investor desires to sell Registrable Securities in an Underwritten Offering pursuant to a Shelf Underwritten Offering, the underwriters, including the managing underwriter, shall be selected by such Principal Investor.

(h) Registration Statement Form. If any registration requested pursuant to this Section 3 which is proposed by the Issuer to be effected by the filing of a Registration Statement on Form F-3 (or any successor or similar short-form registration statement) shall be in connection with an underwritten public offering, and if the managing underwriter(s) shall advise the Issuer that, in its good faith opinion, the use of another form of Registration Statement is of material importance to the success of such proposed offering or is otherwise required by applicable law, then such registration shall be effected on such other form.

(i) Selection of Underwriters. If any Principal Investor or its Affiliates intends that the Registrable Securities requested to be covered by a Demand Registration requested by such Holder shall be distributed by means of an Underwritten Offering, such demanding Holder shall so advise the Issuer as a part of the Demand Notice, and the Issuer shall include such information in the Notice sent by the Issuer to the other Holders with respect to such Demand Registration. In such event, the lead underwriter to administer the offering shall be chosen by the demanding Holder following consultation with the Issuer. If the offering is underwritten, the right of any Holder to registration pursuant to this Section 3 will be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise agreed by the demanding Holder) and each such Holder will (together with the Issuer and the other Holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s)), provided that (A) no Holder shall be required to sell more than the number of Registrable Securities that such Holder has requested the Issuer to include in any registration and (B) if any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Issuer, the managing underwriter(s) and, in connection with an underwritten registration pursuant to this Section 3, the demanding Holder, provided further that no such Person (other than the Issuer) shall be required to make any representations or warranties other than those related to title and ownership of, and power and authority to transfer, shares and as to the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Issuer or the managing underwriter(s) by such Person pertaining exclusively to such Holder. Notwithstanding the foregoing, no Holder shall be required to agree to any indemnification obligations on the part of such Holder that are greater than its obligations pursuant to Section 6.

4. Registration Procedures. If and whenever the Issuer is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2 and Section 3, the Issuer shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Issuer shall cooperate in the sale of such Registrable Securities and shall, as expeditiously as reasonably possible:

(a)   prepare and file, in each case as promptly as practicable, with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Holders thereof or by the Issuer in accordance with the intended method or methods of distribution thereof, make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including free writing prospectuses under Rule 433 (each a “Free Writing Prospectus”)) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Notice (other than a Shelf Registration Statement), the Issuer shall furnish or otherwise make available to the Holders of the Registrable Securities covered by such Registration Statement, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the SEC, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Issuer’s books and records, officers, accountants and other advisors. The Issuer will include comments to any Registration Statement and any amendments or supplements thereto from Holders of a majority in aggregate principal amount of the Registrable Securities covered by such Registration Statement, or their counsel, or the managing underwriters, if any, as reasonably requested on a timely basis. The Issuer shall not file any such Registration Statement or Prospectus, or any amendments or supplements thereto (including such documents that, upon filing, would be incorporated or deemed incorporated by reference therein and including Free Writing Prospectuses) with respect to a Demand Registration to which the demanding Holder or the Holders of a majority of the Registrable Securities covered by such Registration Statement (or their counsel) or the managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Issuer, such filing is necessary to comply with applicable law;

(b)   except in the case of a Shelf Registration Statement, prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any Prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c)   in the case of a Shelf Registration Statement, prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Shelf Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Shelf Registration Statement effective and to comply in all material respects with the provision of the Securities Act with respect to the disposition of the Registrable Securities subject thereto for the maximum period permitted by the rules of the SEC, and shall replace any Shelf Registration Statement at or before expiration.

(d)   notify each selling Holder of Registrable Securities, its counsel and the managing underwriter(s), if any, promptly after the Issuer receives notice thereof (i) when a Prospectus or any Prospectus supplement or post-effective amendment or any Free Writing Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) if at any time the Issuer has reason to believe that the representations and warranties of the Issuer contained in any agreement (including any underwriting agreement) contemplated by Section 4(o) below cease to be true and correct, (v) of the receipt by the Issuer of any notification with respect to the suspension of the qualification or exemption from qualification of such Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) of the happening of any event that makes any statement made in such Registration Statement or related Prospectus, Free Writing Prospectus, amendment or supplement thereto, or any document incorporated or deemed to be incorporated therein by reference, as then in effect, untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (which notice shall notify the selling Holders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information);

(e)   use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest date reasonably practical;

(f)   if requested by the managing underwriter(s), if any, a Holder making a Demand Notice with respect to such offering or the Holders of a majority of the then issued and outstanding Registrable Securities being sold in connection with an Underwritten Offering, promptly include in a Prospectus supplement or post-effective amendment such information as the managing underwriter(s), if any, or such Holder or Holders, as the case may be, may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of distribution of such securities set forth in the Registration Statement and make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Issuer has received such request; provided, however, that the Issuer shall not be required to take any actions under this Section 4(f) that are not, in the opinion of counsel for the Issuer, in compliance with applicable law;

(g)   deliver to each selling Holder of Registrable Securities, its counsel, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus) and each amendment or supplement thereto (including any Free Writing Prospectus) as such Persons may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of disposition thereof; and the Issuer, subject to the last paragraph of this Section 4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto;

(h)   prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing and to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable such Holders of Registrable Securities to consummate the disposition of such Registrable Securities in such jurisdiction in accordance with the intended method or methods of disposition thereof; provided, however, that the Issuer will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(h), (ii) subject itself to taxation in any jurisdiction wherein it is not so subject or (iii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith);

(i)   cooperate with the selling Holders of Registrable Securities and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends unless required under applicable law) representing Registrable Securities to be sold, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or Holders may request at least two (2) Business Days prior to any sale of Registrable Securities in a firm commitment public offering, but in any other such sale, within ten (10) Business Days prior to having to issue the securities;

(j)   use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States as may be necessary in light of the business or operations of the Issuer to enable the seller or sellers thereof or the managing underwriter(s), if any, to consummate the disposition of such Registrable Securities, in accordance with the intended method or methods thereof, except as may be required solely as a consequence of the nature of such selling Holder’s business, in which case the Issuer will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities in accordance with the intended method or methods thereof;

(k)   upon the occurrence of any event contemplated by Section 4(d)(vi) above, promptly prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(l)   prior to the effective date of the Registration Statement relating to the Registrable Securities, provide a CUSIP number for the Registrable Securities;

(m)   provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of such Registration Statement. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly after the effective date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with such transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by the Holder or the underwriter or managing underwriter of an Underwritten Offering of Registrable Securities, if any, of such Registrable Securities under the Registration Statement;

(n)   use its reasonable best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be listed on a national securities exchange if shares of the particular class of Registrable Securities are at that time listed on such exchange, prior to the effectiveness of such Registration Statement;

(o)   enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in Underwritten Offerings) and take all such other customary actions reasonably requested by a Holder submitting a Demand Notice with respect to such offering or the Holders of a majority of the Registrable Securities being sold in connection therewith (including those reasonably requested by the managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the Holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Issuer and its Subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in Underwritten Offerings, and, if true, confirm the same if and when reasonably requested, (ii) use its reasonable best efforts to furnish to the selling Holders of such Registrable Securities opinions of outside counsel (and/or internal counsel if acceptable to the managing underwriter(s)) to the Issuer and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s), if any, and counsels to the selling Holders of the Registrable Securities), addressed to each selling Holder of Registrable Securities and each of the underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by such counsel and underwriters, (iii) use its reasonable best efforts to obtain “cold comfort” letters and updates thereof from an independent registered public accounting firm with respect to the Issuer (and, if necessary, any other independent certified public accountants of any Subsidiary of the Issuer or of any business acquired by the Issuer for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to each selling Holder of Registrable Securities (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with Underwritten Offerings, (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures that are customary for underwriting agreements in connection with Underwritten Offerings except as otherwise agreed by the parties thereto and (v) deliver such documents and certificates as may be reasonably requested by a Holder making a Demand Notice with respect to such offering, the Holders of a majority of the Registrable Securities being sold pursuant to such Registration Statement, its or their counsel, as the case may be, or the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to Section 4(o)(i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Issuer. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(p)   upon reasonable notice, make available for inspection by a representative of the selling Holders of Registrable Securities, the underwriters participating in any such disposition of Registrable Securities, if any, and any attorneys or accountants retained by such selling Holders or underwriter (collectively, the “Inspectors”) at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Issuer and its Subsidiaries (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Issuer and its Subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any information and Records that are not generally publicly available at the time of delivery of such information shall be kept confidential by the Inspectors unless (i) disclosure of such information or Records is required by court or administrative order, (ii) disclosure of such information or Records, in the opinion of counsel to such Inspector, is required by law or applicable legal process, (iii) such information or Records become generally available to the public other than as a result of a disclosure or failure to safeguard by such Inspector, (iv) such information or Records becomes available to such Inspector on a non-confidential basis from a source other than the Issuer or (v) such information or Records is independently developed by such Inspector. In the case of a proposed disclosure pursuant to (i) or (ii) above, such Inspector shall be required to give the Issuer written notice of the proposed disclosure prior to such disclosure and, if requested by the Issuer, assist the Issuer in seeking to prevent or limit the proposed disclosure;

(q)   cause its officers to use their reasonable best efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in such number of “road shows” as the underwriter(s) reasonably request);

(r)   cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;

(s)   otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Issuer’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(t)   take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Issuer, the Issuer will take all reasonable action to make such prohibition inapplicable.

The Issuer may require each Holder of Registrable Securities as to which any registration is being effected to furnish to the Issuer in writing such information required in connection with such registration regarding such seller and the distribution of such Registrable Securities as the Issuer may, from time to time, reasonably request and the Issuer may exclude from such registration the Registrable Securities of any Holder who unreasonably fails to furnish such information within a reasonable time after receiving such request.

The Issuer agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any Holder covered thereby by name, or otherwise identifies such Holder as the holder of any securities of the Issuer, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law, rule or regulation, in which case the Issuer shall provide prompt written notice to such Holders prior to the filing of such amendment to any Registration Statement or amendment of or supplement to the Prospectus or any Free Writing Prospectus.

If the Issuer files any Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Issuer agrees that it shall use its reasonable best efforts to include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such Shelf Registration Statement at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

Each Holder of Registrable Securities agrees if such Holder has Registrable Securities covered by such Registration Statement that, upon receipt of any notice from the Issuer of the happening of any event of the kind described in Section 4(d)(ii), 4(d)(iii), 4(d)(iv), 4(d)(v) and 4(d)(vi) hereof, such Holder will promptly discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(k) hereof, or until it is advised in writing by the Issuer that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus; provided, however, that the time periods under Section 3 with respect to the length of time that the effectiveness of a Registration Statement must be maintained shall automatically be extended by the amount of time the Holder is required to discontinue disposition of such securities.

5. Hedging Transactions. The Parties agree that the provisions of this Agreement relating to the registration, offer and sale of Registrable Securities apply also to (i) any transaction which Transfers some or all of the economic risk of ownership of Registrable Securities, including any forward contract, equity swap, put or call, put or call equivalent position, collar, margin loan, sale of exchangeable security or similar transaction (including the registration, offer and sale under the Securities Act of Registrable Securities pledged to the counterparty to such transaction or of securities of the same class as the underlying Registrable Securities by the counterparty to such transaction in connection therewith), and that the counterparty to such transaction shall be selected in the sole discretion of the Holders and (ii) any derivative transactions in which a broker-dealer, other financial institution or unaffiliated Person may sell Registrable Securities covered by any Prospectus and the applicable prospectus supplement including short sale transactions using Registrable Securities pledged by a Holder or borrowed from the Holder or others and Registrable Securities loaned, pledged or hypothecated to any such party. The Prospectus shall permit, in connection with derivative transactions, a broker-dealer, other financial institution or third party to sell shares of the Registrable Securities covered by such Prospectus and the applicable prospectus supplement, including in short sale transactions.

6. Indemnification.

(a) Indemnification by the Issuer. The Issuer shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Holder and the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (each such person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (collectively, “Losses”), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Prospectus, offering circular, or other document (including any related Registration Statement, notification, or the like, any Free Writing Prospectus, any “roadshow” as defined in Rule 433(h) or any oral or written communication with potential investors in reliance on Section 5(d) of the Securities Act or Rule 163B (a “Testing-the-Waters Communication”) or any amendment or supplement to any of the foregoing or any document incorporated by reference therein) incident to any such registration, qualification, or compliance, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Issuer of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Issuer and relating to any action or inaction in connection with the related offering of Registrable Securities, and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss, provided that the Issuer will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Covered Person relating to such Covered Person or its Affiliates (other than the Issuer or any of its Subsidiaries), but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus, offering circular, Free Writing Prospectus, roadshow, Testing-the-Waters Communication or any amendment or supplement to any of the foregoing, or any document incorporated by reference therein, or other document in reliance upon and in conformity with written information furnished to the Issuer by such Covered Person with respect to such Covered Person for use therein. It is agreed that the indemnity agreement contained in this Section 6(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld).

(b) Indemnification by Holder of Registrable Securities. As a condition to including any Registrable Securities in any Registration Statement filed in accordance with Section 4 hereof, the Issuer shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities to indemnify, to the fullest extent permitted by law, severally and not jointly with any other Holders of Registrable Securities, the Issuer, its directors and officers and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Issuer and all other prospective sellers, from and against all Losses arising out of or based on any untrue or alleged untrue statement of a material fact contained in any such Registration Statement,

Prospectus, Free Writing Prospectus, offering circular, or other document, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Issuer, such directors, controlling persons and prospective sellers for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Issuer by such Holder with respect to such Holder for inclusion in such Registration Statement, Prospectus, offering circular or other document; provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such Losses (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided, further, that the liability of such Holder of Registrable Securities shall be limited to the net proceeds after underwriting commissions and discounts (but before any taxes and expenses which may be payable by such Holder) received by such selling Holder from the sale of Registrable Securities covered by such Registration Statement.

(c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party agrees to pay such fees and expenses; or (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party; in which case the Indemnified Party shall have the right to employ counsel and to assume the defense of such claim or proceeding at the Indemnifying Party’s expense; provided, further, however, that the Indemnifying Party shall not, in connection with any one (1) such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one (1) firm of attorneys (together with appropriate local counsel) at any time for all of the Indemnified Parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed). The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

(d) Contribution. If the indemnification provided for in this Section 6 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

The Parties agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(d), an Indemnifying Party that is a selling Holder of Registrable Securities shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 6(b) by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are more favorable to the Holders than the foregoing provisions, the provisions in the underwriting agreement shall control.

(e) Deemed Underwriter. To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any SEC comments or policies or any court of law or otherwise, the Issuer agrees that (i) the indemnification and contribution provisions contained in this Section 6 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder (so long as the amount for which any other Holder is or becomes responsible does not exceed the amount for which such Holder would be responsible if the Holder were not deemed to be an underwriter of Registrable Securities) and (ii) such Holder and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.

(f) Other Indemnification. Indemnification similar to that specified in the preceding provisions of this Section 6 (with appropriate modifications) shall be given by the Issuer and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

(g) Non-Exclusivity. The obligations of the Parties under this Section 6 shall be in addition to any liability which any party may otherwise have to any other party.

(h) Primacy of Indemnification. The Issuer hereby acknowledges that certain of the Investors have certain rights to indemnification, advancement of expenses and/or insurance provided by certain of their affiliates (collectively, the “Indemnitors”). The Issuer hereby agrees that (i) it is the indemnitor of first resort (i.e., its obligations to the Investors are primary and any obligation of the Indemnitors to advance expenses or to provide indemnification for the same Losses incurred by any of the Investors are secondary to any such obligation of the Issuer), (ii) that it shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of this Agreement and the articles and other organizational documents of the Issuer (or any other agreement between the Issuer and the relevant Investor), without regard to any rights any Investor may have against the Indemnitors, and (iii) it irrevocably waives, relinquishes and releases the Indemnitors from any and all claims (x) against the Indemnitors for contribution, indemnification, subrogation or any other recovery of any kind in respect thereof and (y) that any Investor must seek indemnification from any Indemnitor before the Issuer must perform its indemnification obligations under this Agreement. No advancement or payment by the Indemnitors on behalf of any Investor with respect to any claim for which such Investor has sought indemnification from the Issuer hereunder shall affect the foregoing. The Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery which any Investor would have had against the Issuer if the Indemnitors had not advanced or paid any amount to or on behalf of such Investor. The Issuer and the Investors agree that the Indemnitors are express third party beneficiaries of this Section 6.

7. Registration Expenses. All reasonable fees and expenses incurred in the performance of or compliance with this Agreement by the Issuer including, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses with respect to (A) filings required to be made with the SEC, all applicable securities exchanges and/or FINRA and (B) compliance with securities or blue sky laws, including, without limitation, any reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities pursuant to Section 4(h)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriter(s), if any, or by a Holder making a Demand Notice with respect to such offering or the Holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses of the Issuer, (iv) fees and disbursements of counsel for the Issuer, (v) expenses of the Issuer incurred in connection with any road show, (vi) fees and disbursements of all independent registered public accounting firms referred to in Section 4(o) hereof (including, without limitation, the expenses of any “cold comfort” letters required by this Agreement) and any other persons, including special experts retained by the Issuer and (vii) fees and disbursements of separate counsel (including any required local counsel) for each Investor and its Affiliates if any of them is participating in the offering (which counsel shall be selected by such Investor) shall be borne by the Issuer whether or not any Registration Statement is filed or becomes effective. In addition, the Issuer shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Issuer are then listed and rating agency fees and the fees and expenses of any Person, including special experts, retained by the Issuer.

The Issuer shall not be required to pay (i) fees and disbursements of any counsel retained by any Holder of Registrable Securities or by any underwriter (except as set forth above in this Section 7), (ii) any underwriter’s fees (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of the Registrable Securities (other than with respect to Registrable Securities sold by the Issuer), or (iii) any other expenses of the Holders of Registrable Securities not specifically required to be paid by the Issuer pursuant to the first paragraph of this Section 7.

8. Rule 144. The Issuer covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Issuer is not required to file such reports, it will, upon the request of any Holder, make publicly available such information so long as necessary to permit sales of Registrable Securities pursuant to Rule 144), and it will take such further action as any Holder of Registrable Securities (or, if the Issuer is not required to file reports as provided above, any Holder) may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Holder of Registrable Securities, the Issuer will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

9. Certain Additional Agreements. If any Registration Statement or comparable statement under state blue sky laws refers to any Holder by name or otherwise as the Holder of any securities of the Issuer, then such Holder shall have the right to require (a) the insertion therein of language, in form and substance satisfactory to such Holder and the Issuer, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Issuer’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Issuer, or (b) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Issuer required by the Securities Act or any similar federal statute or any state blue sky or securities law then in force, the deletion of the reference to such Holder.

10. Miscellaneous.

(a) Termination. The provisions of this Agreement shall terminate upon the earliest to occur of (i) its termination by the written agreement of all Parties or their respective successors in interest, (ii) with respect to a Holder, the date on which all Common Shares held by such Holder have ceased to be Registrable Securities (except to the extent certain provisions are terminated earlier by delivery of an Opt-Out Notice in accordance with Section 10(c)), (iii) with respect to the Issuer, the date on which all Common Shares have ceased to be Registrable Securities and (iv) the dissolution, liquidation or winding up of the Issuer. Nothing herein shall relieve any party from any liability for the breach of any of the agreements set forth in this Agreement. The provisions of Sections 6 and 7 shall survive any termination of this Agreement.

(b) Holdback Agreement. In consideration for the Issuer agreeing to its obligations under this Agreement, each Holder agrees in connection with any registration of the Issuer’s securities (whether or not such Holder is participating in such registration) upon the request of the underwriter(s) managing any Underwritten

Offering of the Issuer’s securities, not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Registrable Securities, any other equity securities of the Issuer or any securities convertible into or exchangeable or exercisable for any equity securities of the Issuer without the prior written consent of such underwriters during the Holdback Period. If, during the applicable Holdback Period, any Holder is released from a lock-up obligation by such underwriters, then all other Holders shall be released from their lock-up obligations on a pro rata basis.

If any registration pursuant to Section 3 of this Agreement shall be in connection with any underwritten public offering, the Issuer will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement (i) on Form F-4, Form S-8 or any successor forms promulgated for similar purposes, (ii) filed in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account, during the Holdback Period.

Notwithstanding anything to the contrary set forth in this Section 10(b), in connection with an Underwritten Offering that is a block sale, (i) no Holder shall be subject to a lock-up agreement, other than, if requested by the managing underwriter for such offering, a Holder that is (A) participating in such block sale or (B) a Holder of five percent (5%) or more of the equity securities of the Issuer then outstanding, and (ii) such Holdback Period shall not exceed sixty (60) days in connection with any block sale. Notwithstanding anything to the contrary set forth in this Section 10(b), no Holder shall be required to be subject to a lock-up agreement in connection with an Underwritten Offering that is a block sale in which such Holder does not participate (a “Skipped Block Sale”), if during the preceding twelve (12) month period, such Holder has twice been subject to a lock-up agreement in connection with Skipped Block Sales.

(c) Opt-Out Notice. Any Holder may, at any time, deliver to the Issuer a notice terminating certain of its rights and obligations set forth herein (an “Opt-Out Notice”). Following the delivery of the Opt-Out Notice to the Issuer, all of such Holder’s rights and obligations under Sections 2, 3, 4, 5 and 10(b) of this Agreement shall terminate automatically, and without further action by the Issuer or any other Person; provided, however, that any applicable lock-up restrictions then currently in effect at the time of delivery of the Opt-Out Notice to the Issuer shall remain in effect until the expiration of the applicable Holdback Period. For the avoidance of doubt, no transferee in a transfer of shares from a Holder that has delivered a valid Opt-Out Notice shall be required to become a party to this Agreement.

(d) Amendments and Waivers. This Agreement may be amended and the Issuer may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if any such amendment, action or omission to act, has received the written consent of the Issuer, and each of the Investors and its Affiliates that is a Holder of Registrable Securities, or if no such Holders remain, the Holders of a majority of the Registrable Securities; provided that this Agreement may not be amended in a manner that would, by its terms, adversely affect the rights or obligations of any of the Investors or its Affiliates that is a Holder of Registrable Securities without the consent of such Holders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any Holder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Holder granting such waiver in any other respect or at any other time.

(e) Successors, Assigns and Transferees. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and assigns who agree in writing to be bound by the provisions of this Agreement. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of Holders shall also be for the benefit of and enforceable by any subsequent Holder of any Registrable Securities, subject to the provisions contained herein. The rights of a Holder hereunder may be assigned (but only with all related obligations set forth below) in connection with a Transfer of Registrable Securities effected in accordance with the terms of this Agreement to a Permitted Transferee of that Holder. Without prejudice to any other or similar conditions imposed hereunder with respect to such Transfer, no assignment permitted under the terms of this Section 10(e) will be effective unless and until the Permitted

Transferee to which the assignment is being made, if not a Holder, has delivered to the Issuer the executed Joinder Agreement in the form attached as Exhibit A hereto agreeing to be bound by, and be party to, this Agreement. A Permitted Transferee to whom rights are transferred pursuant to this Section 10(e) may not again Transfer those rights to any other Permitted Transferee, other than as provided in this Section 10(e).

(f) Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and e-mail transmission if confirmed by telephone or return e-mail (including automated return receipt) and shall be given:

If to the Issuer, to:

Rodovia José Carlos Daux,
5500, Torre Jurerê A,
2nd floor, Saco Grande, Florianópolis,
State of Santa Catarina, 88032-005, Brazil
Attention: Pedro Jorge Guterres Quintans Graça
(pedro.graca@uniasselvi.com.br)

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
United States of America
Attention: Manuel Garciadiaz (manuel.garciadiaz@davispolk.com)
Fax: +55-11-4871-8501

if to Carlyle SPX, to:

in the case of Mundi Holdings I, L.L.C, to:

Robert Rosen
c/o The Carlyle Group
1001 Pennsylvania Avenue NW
Washington, DC 20004-2505
+1 (202) 729-5626
Robert.Rosen@carlyle.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul M. Rodel (pmrodel@debevoise.com)
Fax: (212) 909-6836

in the case of Mundi Holdings II, L.L.C, to:

SPX Private Equity Gestão de Recursos Ltda.

Rua Professor Atílio Innocenti, 165, 11º andar, 1101-parte, Itaim Bibi

São Paulo, SP

CEP 04538-000

Attn: Fernando Borges (fernando.borges@spxcapital.com) and Edson Peli (edson.peli@spxcapital.com)

With copy to: legal.br@spxcapital.com

if to Vinci, to:

Bruno Zaremba, Director
T. +55 21 2159 6000
Av. Bartolomeu Mitre, 336, 5º andar - Leblon
bzaremba@vincipartners.com

Marco Antonio Franklin, Principal
T. +55 21 2159 6000
Av. Bartolomeu Mitre, 336, 5º andar - Leblon
mafranklin@vincipartners.com

and

juridico@vincipartners.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
10020-1001
New York, NY, United States of America
Attention: John P. Berkery (jberkery@mayerbrown.com)
T: +1 (212) 506-2552

Tauil & Chequer Advogados associado a Mayer Brown
Av. Juscelino Kubitschek, 1455 - 5º, 6º e 7º andares
Vila Nova Conceição - 04543-011
São Paulo - SP, Brazil
Attention: Carlos Motta (cmotta@mayerbrown.com)
T: +55 11 2504-4204

if to Crescera to:

BRL Trust Investimentos Ltda.

Rua Iguatemi, No. 151

São Paulo, SP 01451-011
Brazil

Attention: Felipe Argalji, Daniel Borghi,
Email: felipe.argalji@crescera.com, daniel.borghi@crescera.com, legal@crescera.com with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

Av. Presidente Juscelino Kubitschek, 1455

12th Floor, Suite 121

São Paulo, SP 04543-011

Brazil

Attention: Grenfel S. Calheiros/Paulo F. Cardoso

Email: gcalheiros@stblaw.com/paulo.cardoso@stblaw.com

if to Neuberger, to

NB Verrocchio LP
325 N. Saint Paul Street, Suite 4900
Dallas, TX 75201
Attention: NB Alternatives Legal
Email: NB.Alts.Legal@nb.com

with a copy (which shall not constitute notice) to:

Haynes and Boone LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219
Attention: Matthew Fry
Email: matt.fry@haynesboone.com

if to 23S Capital, to:

Vinicius Mazzola, Vice President
T. +55 11 3704-3551 C. + 55 11 98271-4097
Rua Iguatemi, 151, 18 andar – Itaim Bibi, São Paulo – SP
vinicius.mazzola@23scapital.com

Nicholas Tavares de Almeida, Vice President
T. +55 11 3704-3551 C. + 55 11 97644-0641
Rua Iguatemi, 151, 18 andar – Itaim Bibi, São Paulo – SP
nicholas.tavares@23scapital.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
10020-1001
New York, NY, United States of America
Attention: David S. Bakst (dbakst@mayerbrown.com)
T: +1 (212) 506-2551

or such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other Parties.

If to any other Holder of Registrable Securities, to the e-mail or physical address of such other Holder as shown in the stock record book of the Issuer. Each Holder shall provide the Issuer with an updated e-mail address or physical address if such address changes by notice to the Issuer pursuant to this Section 10(f). The e-mail address or physical address shown on the stock record books of the Issuer shall be presumed to be current for purposes of giving any notice under this Agreement.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:30 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

(g) Further Assurances. At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.

(h) Preservation of Rights. The Issuer will not enter into any agreement with any holder or prospective holder of any securities of the Issuer giving such holder or prospective holder any registration rights the terms of which are more favorable than or inconsistent with the registration rights granted to the Investors under this Agreement, or which would reduce the amount of Registrable Securities any of the Investors or its Affiliates can include in any Registration Statement.

(i) Entire Agreement; No Third Party Beneficiaries. This Agreement (i) constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any prior discussions, correspondence, negotiation, proposed term sheet, agreement, understanding or agreement and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement and (ii) except as provided in Section 6 with respect to an Indemnified Party, is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

(j) Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(i) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the laws of a different jurisdiction.

(ii) Each party to this Agreement irrevocably submits to the jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district any suit, action or other proceeding arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in such court. Each party to this Agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or other proceeding. The Parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any suit, action or other proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(iii) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(l) Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

(m) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

(n) No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Issuer and each Holder (other than the Investors) covenant, agree and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, shareholder, general or limited partner or member of any of the Investors or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, shareholder, general or limited partner or member of any of the Investors or of any Affiliate or assignee thereof, as such for any obligation of any of the Investors under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(o) Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts (including via facsimile and electronic transmission), each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.

VITRU LIMITED

By:	/s/ William Victor Kendrick de Matos Silva
Name: William Victor Kendrick de Matos Silva
Title: Co-Chief Executive Officer

By:	/s/ Carlos Henrique Boquimpani de Freitas
Name: Carlos Henrique Boquimpani de Freitas
Title: Chief Financial and Investor Relations Officer

[Signature Page to Registration Rights Agreement]

MUNDI HOLDINGS I, L.L.C.

By:	/s/ Robert Rosen
Name: Robert Rosen
Title: Director

[Signature Page to Registration Rights Agreement]

MUNDI HOLDINGS II, L.L.C.

By:	/s/ Edson Peli
Name: Edson Peli
Title: Director

/s/ Fernando Borges
Name: Fernando Borges Title: Director

[Signature Page to Registration Rights Agreement]

VINCI CAPITAL PARTNERS II J BETA FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Carlos Eduardo Martins
Name: Carlos Eduardo Martins
Title: Director

By:	/s/ Gabriel Felzenszwalb
Name: Gabriel Felzenszwalb
Title: Director

AGRESTI INVESTMENTS LLC

By:	/s/ Carlos Eduardo Martins
Name: Carlos Eduardo Martins
Title: Director

By:	/s/ Gabriel Felzenszwalb
Name: Gabriel Felzenszwalb
Title: Director

[Signature Page to Registration Rights Agreement]

BOTTICELLI INVESTMENTS LLC

By:	/s/ Carlos Eduardo Martins
Name: Carlos Eduardo Martins
Title: Director

By:	/s/ Gabriel Felzenszwalb
Name: Gabriel Felzenszwalb
Title: Director

CARAVAGGIO INVESTMENTS LLC

By:	/s/ Carlos Eduardo Martins
Name: Carlos Eduardo Martins
Title: Director

By:	/s/ Gabriel Felzenszwalb
Name: Gabriel Felzenszwalb
Title: Director

RAFFAELLO INVESTMENTS LLC

By:	/s/ Carlos Eduardo Martins
Name: Carlos Eduardo Martins
Title: Director

By:	/s/ Gabriel Felzenszwalb
Name: Gabriel Felzenszwalb
Title: Director

[Signature Page to Registration Rights Agreement]

NB VERROCCHIO LP

By:	/s/ Jose Luis Gonzalez Pastor
Name: Jose Luis Gonzalez Pastor
Title: Authorized Signatory

[Signature Page to Registration Rights Agreement]

CRESCERA GROWTH CAPITAL MASTER V FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Officer

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Officer

CRESCERA GROWTH CAPITAL V COINVESTIMENTO III FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Officer

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Officer

[Signature Page to Registration Rights Agreement]

DBOAT I FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Carlos Bernardo de Sá Kessler
Name: Carlos Bernardo de Sá Kessler
Title: Attorney-in-fact

By:	/s/ Camile Meirelles Lavinas Savi Ferreira
Name: Camile Meirelles Lavinas Savi Ferreira
Title: Attorney-in-fact

[Signature Page to Registration Rights Agreement]

Exhibit A

JOINDER AGREEMENT

Reference is made to the Registration Rights Agreement, dated as of September 17, 2020 (as amended and restated on November 10, 2022, October 24, 2023 and from time to time, the “Registration Rights Agreement”), by and among Vitru Limited and the other parties thereto, if any. The undersigned agrees, by execution hereof, to become a party to, and to be subject to the rights and obligations under the Registration Rights Agreement.

[NAME]

By:
Name:
Title:

Date:

Address:

Acknowledged by:

VITRU LIMITED

By:
Name:
Title:

A-1